Filed by New Focus, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: New Focus, Inc.

Commission File No.: 000-29811

This filing relates to a proposed merger (the “Merger”) between Bookham Technology plc (“Bookham”) and New Focus, Inc. (“New Focus”) pursuant to the terms of an Agreement and Plan of Merger, dated as of September 21, 2003, by and among Bookham, Budapest Acquisition Corp. and New Focus.

On March 4, 2004, New Focus communicated the following announcement to its employees:

Dear New Focus Optionholder,

In connection with the proposed acquisition of New Focus by Bookham Technology plc, Bookham will be assuming all outstanding options of New Focus. We expect to close the transaction with Bookham on Monday, March 8. We would like to provide you with the prospectuses related to your option agreements by allowing you to access the prospectuses on the New Focus intranet. There will be no cost to you to access the prospectuses.

Unless you respond to this email by 10:00 a.m. Pacific Time on Friday, March 5 indicating otherwise, we will assume you consent to delivery of the prospectuses though access to the New Focus intranet. You may revoke this consent at any time by delivering a written notice of revocation to Philip Davis of Bookham at Bookham Technology plc, 90 Milton Park, Abingdon, Oxon OX14 4RY, United Kingdom; email: philip.davis@bookham.com. Your consent to receive delivery of the prospectuses via the New Focus intranet will be effective until it is revoked. We will contact you on Friday with the link to the New Focus intranet that contains your applicable prospectuses.

Stephen V. Beyer

Compensation & HRIS Manager

Stock Administration

Additional Information And Where To Find It:

On February 4, 2004, Bookham Technology plc filed a joint proxy statement / prospectus with the Securities and Exchange Commission in connection with the merger transaction involving Bookham Technology and New Focus. This joint proxy statement / prospectus was declared effective by Securities and Exchange Commission and has been mailed to New Focus shareholders. Investors and security holders are urged to read this joint proxy statement / prospectus because it contains important information about the merger. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Bookham Technology by contacting Bookham Technology Investor Relations at + 44 (0) 1235 837000. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by New Focus, Inc. by contacting New Focus Investor Relations at (408) 919-2736 or investor@newfocus.com.

Bookham Technology and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of New Focus in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Bookham Technology and New Focus described above. Additional information regarding the directors and executive officers of Bookham Technology is also included in Bookham Technology’s Annual Report on Form 20-F, which was initially filed with the Securities and Exchange Commission on March 19, 2003, as amended by the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on September 10, 2003 and October 22, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Bookham Technology by contacting Bookham Technology Investor Relations at + 44 (0) 1235 837000.

New Focus and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of New Focus in connection with the merger. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is included in the proxy statement/prospectus of Bookham Technology and New Focus described above. Additional information regarding these directors and executive officers is also included in New Focus’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 11, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from New Focus by contacting New Focus Investor Relations at (408) 919-2736 or investor@newfocus.com.